

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 2, 2013

<u>Via E-mail</u>
J. Paul Raines
Chief Executive Officer
GameStop Corp.
625 Westport Parkway
Grapevine, TX 76051

> **Re: GameStop Corp.**
> **Form 10-K for the year ended February 2, 2013**
> **Filed April 3, 2013**
> **File No. 001-32637**

Dear Mr. Raines:

We have reviewed your response dated September 16, 2013 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended February 2, 2013

Consolidated Financial Statements, page F-1

Note 1. Summary of Significant Accounting Policies, page F-9

Loyalty Expenses, page F-13

1. We note your response to comment 3 from our letter dated August 16, 2013. Please explain the accounting for your loyalty program in more detail, including providing illustrative journal entries that you record at the time of the sale of merchandise and at the time of point redemption.

<u>Note 16. Significant Products, page F-36</u>

2. We note your response to comment 6 from our letter dated August 16, 2013. Although your "Other" product category accounted for only 13-17% of your revenues for the fiscal years presented, we note that it represented approximately 34-40% of your overall gross profit. Please quantify for us the impact on revenues and gross profit for each "Other" sub-product disclosed on page 37 and referenced in our prior comment. To the extent any sub-product materially contributes to your gross profit, please provide additional disclosures in your filing to enable investors to see the company through the eyes of management or tell us why you believe such information would not be useful to investors.

You may contact Lisa Sellars, Staff accountant, at (202) 551-3348 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief